Invesco ETFs 3500 Lacey Road, Suite 700 Downers Grove, IL 60515

November 30, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Alberto Zapata

Re:	Invesco Actively Managed Exchange-Traded Fund Trust

File Nos. 333-147622; 811-22148

Responses to Comments on Post-Effective Amendment No. 421

Dear Mr. Zapata:

This letter responds to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), which you conveyed to us via telephone on November 12, 2020, regarding Post-Effective Amendment No. 421 to the registration statement (the “Amendment”) under the Securities Act of 1933, as amended, of Invesco Actively Managed Exchange-Traded Fund Trust (the “Trust”), which is also Post-Effective Amendment No. 422 to the Trust’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”). The Amendment was filed with the SEC on September 25, 2020 to register a new series of the Trust called the Invesco Focused Discovery Growth ETF (the “Fund”). For your convenience, each of your comments, as we understand them, is repeated below with the Trust’s responses immediately following. Where revised disclosure from the Amendment is included in a response, we have marked the new disclosure in bold below to show those changes. Defined terms used below have the same meanings as in the Amendment.

We also confirm that all missing or bracketed information in the Amendment will be incorporated in a subsequent post-effective amendment, and that such amendment also will reflect all changes discussed in this letter.

Prospectus

1.	Comment:	Please confirm that the Trust will have obtained exemptive relief to issue and operate actively managed, non-transparent exchange-traded funds (“ANTs”) from the SEC before the Amendment becomes effective. Please provide a summary of the status of any such application for exemptive relief.

U.S. Securities and Exchange Commission

Mr. Alberto Zapata

November 30, 2020

	Response:	The Trust confirms that the Amendment, and/or any subsequent post-effective amendment relating to the Fund or any other series of the Trust that operates as an ANT, will not become effective unless and until the SEC has issued an order to the Trust granting appropriate exemptive relief. On November 5, 2020, the Trust, along with co-applicants Invesco Capital Management LLC (“Invesco” or the “Adviser”) and Invesco Distributors, Inc., filed an amended application (SEC File No. 812-15070) (the “Exemptive Application”) with the SEC seeking relief from certain provisions of the 1940 Act and rules thereunder to issue and operate ANTs. On November 6, 2020, the SEC published a notice of that application (Investment Company Act Release No. 34087).

2.	Comment:	Please offset the legend contained on the cover page of the prospectus so that it is more prominent. In addition, please include a cross-reference in the legend to the “Principal Investment Strategies” and “Additional Shareholder Information” sections of the prospectus.

	Response:	The Fund has revised the cover page to offset the legend and include the cross-references requested by the Staff.

3.	Comment:	In the “Principal Investment Strategies” section, please add disclosure that states the Fund is an ANT and specifically discusses its non-transparent nature.

	Response:	The Fund has revised the disclosure pursuant to the Staff’s request. The following language has been inserted as the first two paragraphs of the section:

The Fund is an actively managed exchange-traded fund (“ETF”) that operates pursuant to an exemptive order from the SEC (the “Order”) and is not required to publicly disclose its complete portfolio holdings each business day. Instead, the Fund publishes each business day on its website a “Substitute Basket,” which is designed to closely track the daily performance of the Fund. However, the Substitute Basket differs from the Fund’s actual portfolio. The Substitute Basket often will include a significant percentage of the securities held in the Fund’s portfolio, but it will exclude (or modify the weightings of) certain securities held in the Fund’s portfolio, such as those securities that the Fund’s portfolio managers are actively looking to purchase or sell, or securities which, if disclosed, could increase the risk of front-running or free-riding. The Substitute Basket may also include cash. For additional information regarding the Substitute Basket, see the section entitled “Portfolio Holdings” below.

In addition, the Fund also publishes each business day on its website the “Basket Overlap,” which is the percentage weight overlap between the holdings of the prior business day’s Substitute Basket compared to the holdings of the Fund that formed the basis for the Fund’s calculation of net asset value per share (“NAV”) at the end of the prior business day. The Basket Overlap is designed to provide investors with an understanding of

U.S. Securities and Exchange Commission

Mr. Alberto Zapata

November 30, 2020

how similar the Substitute Basket is to the Fund’s actual portfolio in percentage terms. At the close of trading on each Business Day, the Fund will also calculate the standard deviation over the past three months of the daily proxy spread (i.e., the difference, in percentage terms, between the Substitute Basket per share NAV and that of the Fund at the end of the trading day) (the “Tracking Error”) and will publish such information before the opening of trading on each Business Day.

4.	Comment:	The “Principal Investment Strategies” section discloses that the Fund may invest in common stock “listed on a foreign exchange that trades on such exchange contemporaneously with the Fund’s Shares.” Please disclose which markets the Fund considers to have trading times contemporaneous with the Fund.

	Response:	The Fund considers securities exchanges located in Mexico and Canada to be the exchanges that have trading times contemporaneous with the Fund. The Fund has added disclosure to the registration statement to clarify that point.

5.	Comment:	The “Principal Investment Strategies” section discloses that the portfolio managers will invest the Fund “across major economic sectors by applying investment parameters for both sector and position size.” Please specify what sectors the Fund intends to invest in. If the Fund does not intend to invest in any specific concentration, please disclose that fact as well.

	Response:	The Fund may invest in any, and all, economic sectors depending on market conditions. At the commencement of the Fund’s operations, the portfolio managers do not anticipate concentrating the Fund in any specific sector. However, because the Fund is non-diversified, the portfolio managers reserve the right to concentrate the Fund’s investments in certain sectors, depending on investment opportunities and market conditions. Should the Fund be so concentrated, it will include appropriate and relevant risk disclosure of that concentration in its prospectus.

6.	Comment:	The “Principal Investment Strategies” section discloses that the Fund is non-diversified. Please explain how the Fund’s non-diversified status will affect the Fund’s operations, given its novel structure as an ANT.

	Response:	Invesco does not anticipate that the Fund’s status as non-diversified will have any impact its ability to function as an ANT fund. Despite the Fund’s status as non-diversified, Invesco anticipates that the Fund will nonetheless hold a sufficient number of portfolio positions as a result of both portfolio management and tax diversification such that the use of the Substitute Basket will be fully supported.

7.	Comment:	Please list the risks associated with the non-transparent nature of the Fund at the start of the section entitled “Principal Risks of Investing in the Fund.”

U.S. Securities and Exchange Commission

Mr. Alberto Zapata

November 30, 2020

	Response:	Pursuant to the Staff’s request, we have moved the subsection entitled “Principal Risks of Investing in the Fund—Non-Transparent Actively Managed Fund Risk” so that it appears as the first risk listed in that section.

8.	Comment:	The subsection titled “Non-Transparent Actively Managed Fund Risk” refers to a Substitute Basket, which differs from terminology used by other ANT funds (e.g., the Tracking Basket used by Fidelity Beach Street Trust). Please explain why the Fund is using a different term.

	Response:	We note that the Trust is in the process of obtaining two separate, legally distinct exemptive orders to permit the operation of ANTs. We note that the Fund is seeking to operate under a different structure, and pursuant to different exemptive relief, than other ANT funds, including the structure utilized by Fidelity. The Exemptive Application seeks relief to issue ANT products pursuant to Invesco’s own proprietary methodology that, among other differences, employs a “substitute basket” rather than Fidelity “tracking basket.” The disclosure contained throughout the Amendment correctly refers to the terms and structure as described and set forth in Invesco’s Exemptive Application, and as a consequence differs from other ANT products.

9.	Comment:	Please consider disclosing in the prospectus that the Fund will incur costs to operate the Substitute Basket.

	Response:	The costs of developing and maintaining the Substitute Basket are Fund operating expenses that are paid by Invesco pursuant to its unitary fee with the Fund. As such, the Adviser believes that the Fund’s expenses already are disclosed correctly in the prospectus.

10.	Comment:	In the section entitled “Principal Risks of Investing in the Fund,” please include disclosure discussing arbitrage risk and the risk of fluctuations of NAV and share price, which are separate risks from the existing “Non-Transparent Actively Managed Fund Risk.” In addition, include disclosure relating to “Trading Issues Risk” and “Trading Halt Risk.”

	Response:	We have moved the existing “Trading Issues Risk” subsection from the statutory risk section to the summary section of the prospectus. Pursuant to the Staff’s comment, we have revised that risk disclosure and also included a new “Trading Halt Risk” subsection. The new language is set forth in response to comment no. 16, below.

Additionally, we have revised the “Non-Transparent Actively Managed Fund Risk” and drafted new “Arbitrage Risk” and “Fluctuation of Net Asset Value and Share Price Risk” disclosure. The language is set forth below:

U.S. Securities and Exchange Commission

Mr. Alberto Zapata

November 30, 2020

Non-Transparent Actively Managed Fund Risk. The Fund publishes each Business Day on its website a “Substitute Basket,” which is designed to closely track the daily performance of the Fund but is not the Fund’s actual portfolio. The Substitute Basket often will include a significant percentage of the securities held in the Fund’s portfolio, but it will exclude (or modify the weightings of) certain securities held in the Fund’s portfolio, such as those securities that the Fund’s portfolio managers are actively looking to purchase or sell. Disclosure of the Substitute Basket structure may affect the price at which Shares trade in the secondary market. Although the Substitute Basket is intended to provide investors with enough information to allow for an effective arbitrage mechanism that will keep the market price of the Fund at or close to the Fund’s NAV per share, there is a risk that market prices will vary significantly from NAV. By trading on the basis of a published Substitute Basket, the Fund may trade at a wider bid/ask spread than ETFs that publish their full portfolios on a daily basis, and therefore, may cost investors more to trade. These risks may increase during periods of market disruption or volatility. In addition, although the Fund seeks to benefit from keeping its portfolio information secret, market participants may attempt to use the Substitute Basket to identify the Fund’s trading strategy. If successful, this could result in such market participants engaging in certain predatory trading practices that may have the potential to harm the Fund and its shareholders, such as front running the Fund’s trades of portfolio securities.

Arbitrage Risk. Unlike ETFs that publicly disclose their complete portfolio holdings each business day, the Fund provides certain other information intended to allow market participants to estimate the value of positions in Fund shares. Although this information is designed to facilitate arbitrage opportunities in Shares to reduce bid/ask spread and minimize discounts or premiums between the market price and the NAV of the Shares, there is no guarantee the Fund’s arbitrage mechanism will operate as intended and that the Fund will not experience wide bid/ask spreads and/or large discounts or premiums to NAV. In addition, market participants may attempt to use the disclosed information to “reverse engineer” the Fund’s trading strategy, which, if successful, could increase opportunities for predatory trading practices that may have the potential to negatively impact the Fund’s performance.

Fluctuation of Net Asset Value and Share Price Risk. Shares may trade at a larger premium or discount to the NAV than shares of other ETFs, including ETFs that make their daily holdings public. The NAV of the Fund will generally fluctuate with changes in the market value of the Fund’s holdings. The Shares can be bought and sold in the secondary market at market prices. Disruptions to creations and redemptions, the existence of extreme market volatility or potential lack of an active trading market for the Shares may result in the Shares trading significantly above (at a premium) or below (at a discount) NAV. In addition, in stressed market conditions or periods of market disruption or volatility, the market for Shares may become less liquid in response to deteriorating liquidity in the markets for the Fund’s underlying portfolio holdings.

U.S. Securities and Exchange Commission

Mr. Alberto Zapata

November 30, 2020

11.	Comment:	In the section “Additional Information About the Fund’s Strategies and Risks—Principal Investment Strategies,” the disclosure states that the Fund may invest in “securities and other investments not described in this prospectus.” Please redraft this sentence to reflect those specific investments.

	Response:	The Fund believes it is important to draw a distinction for investors between the Fund’s principal investment strategies (as outlined in response to Items 4 and 9 of Form N-1A) and its non-principal investment strategies (as outlined in response to Item 16 of Form N-1A). In further support of this goal, the disclosure has been revised to read as follows:

The Fund’s investments in the types of securities and other investments described in this prospectus vary from time to time, and, at any time, the Fund may not be invested in all of the types of securities and other investments described in this prospectus. ~~The Fund may also invest in securities and other investments not described in this prospectus.~~ For more information about the types of securities and other investments in which the Fund may invest, please refer to the SAI.

12.	Comment:	In the section “Principal Risks of Investing in the Fund—Foreign Investment Risk,” please explain the extent to which the Fund intends to invest in foreign common stocks.

	Response:	We note that the prospectus already contains disclosure addressing the Staff’s comment. Specifically, the “Principal Investment Strategies” section of the summary prospectus states that the Fund may invest up to 25% of its net assets in common stock of foreign issuers, including up to 10% of its net assets in emerging markets countries, either directly in common stock or in exchange-traded American depositary receipts representing common stock.

13.	Comment:	In the section “Principal Risks of Investing in the Fund—Authorized Participant Concentration Risk,” please add disclosure elaborating on the risks relating to the non-transparent structure of the Fund. For example, the ANT structure may mean there are fewer authorized participants (“APs”) available to purchase shares of the Fund, and that such APs may step away during volatile markets.

	Response:	We have revised the disclosure pursuant to the Staff’s request. The amended language is as follows:

U.S. Securities and Exchange Commission

Mr. Alberto Zapata

November 30, 2020

Authorized Participant Concentration Risk. Only APs may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that may act as APs and such APs have no obligation to submit creation or redemption orders. Consequently, there is no assurance that APs will establish or maintain an active trading market for the Shares. This risk may be heightened due to the fact that the Fund does not disclose its portfolio holdings daily, unlike certain other actively managed ETFs, and could be greater during market disruptions or periods of volatility. The risk could be heightened to the extent that securities held by the Fund are traded outside a collateralized settlement system. In that case, APs may be required to post collateral on certain trades on an agency basis (i.e., on behalf of other market participants), which only a limited number of APs may be able to do. In addition, to the extent that APs exit the business or are unable to proceed with creation and/or redemption orders with respect to the Fund and no other AP is able to step forward to create or redeem Creation Units (as defined below), this may result in a significantly diminished trading market for Shares, and Shares may be more likely to trade at a premium or discount to the Fund’s NAV and to face trading halts and/or delisting. Investments in non-U.S. securities, which may have lower trading volumes, may increase this risk.

14.	Comment:	Please add language to the prospectus addressing how investors can find out more information about the Fund at the Fund’s website.

	Response:	We have included additional disclosure in the section entitled “Fund Metrics and Related Information.” The amended disclosure is set forth in response to comment no. 22.

15.	Comment:	The section “Non-Principal Investment Strategies—Borrowing Money” states that the Fund “may borrow money up to the limits set forth in the SAI.” Given that the Fund is not permitted to borrow money pursuant to the terms of the Exemptive Application, please reconcile this disclosure.

	Response:	The Fund declines to amend the disclosure, because it believes that the current language is consistent with the precise terms of the Exemptive Application. First, the Exemptive Application states that the Fund “will not borrow for investment purposes or hold short positions”; the Exemptive Application by its terms does not foreclose other borrowings that are not made for other than investment purposes. The disclosure in the subsection “Borrowing Money” contains the identical statement used in the Exemptive Application. Second, the registration statement does not state that the Fund will borrow money. Rather, it states that the Fund may only borrow money “up to the limits set forth in the SAI.” The SAI discloses the restrictions on such potential borrowing, setting forth that the Fund may only borrow money “to the extent permitted by (i) the 1940 Act, (ii) the rules and regulations promulgated by the SEC under the 1940 Act, or (iii) an exemption or other relief applicable to the Fund from the provisions of the 1940 Act” (emphasis added). As such, the Fund’s ability to borrow money is expressly conditioned on the terms of any exemptive relief granted by the SEC. However, as noted in response to comment no. 26, we have added disclosure to the SAI to clarify that the Fund’s investments and operations with respect to borrowing are limited by the requirements of the Exemptive Application.

U.S. Securities and Exchange Commission

Mr. Alberto Zapata

November 30, 2020

16.	Comment:	In the section “Additional Risks of Investing in the Fund—Trading Issues Risk,” please add disclosure addressing the ANT structure of the Fund. Also, please add disclosure discussing circumstances where the Adviser would request the Fund’s exchange to halt trading of the Fund.

	Response:	We have revised the disclosure pursuant to the Staff’s request, and we have moved the amended disclosure to the summary portion of the prospectus, under the section entitled “Principal Risks of Investing in the Fund.” The amended language is as follows:

Trading Issues Risk. Investors buying or selling Shares in the secondary market may pay brokerage commissions or other charges, which may be a significant proportional cost for investors seeking to buy or sell relatively small amounts of Shares. The Fund has no public trading history and may operate differently from other actively managed ETFs that publish their portfolio holdings on a daily basis, which could lead to the Shares trading at wider spreads and larger premiums and discounts to NAV (particularly during periods of market disruption or volatility) than such other actively managed ETFs. As a result, it may cost investors more to trade Shares than shares of other ETFs.

Trading Halt Risk. There may be circumstances where a security held in the Fund’s portfolio but not in the Substitute Basket does not have readily available market quotations. If the Adviser determines that such circumstance may affect the reliability of the Substitute Basket as an arbitrage vehicle, that information, along with the identity and weighting of that security in the Fund’s portfolio, will be publicly disclosed on the Fund’s website and the Adviser will assess appropriate remedial measures. In these circumstances, market participants may use this information to engage in certain predatory trading practices that may have the potential to harm the Fund and its shareholders. If securities representing 10% or more of the Fund’s portfolio do not have readily available market quotations, the Adviser would promptly request the Exchange to halt trading on the Fund, meaning that investors would not be able to trade the Shares. Moreover, trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable. In addition, trading in Shares on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to the Exchange’s “circuit breaker” rules. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of the Fund will continue to be met or will remain unchanged.

U.S. Securities and Exchange Commission

Mr. Alberto Zapata

November 30, 2020

17.	Comment:	Please ensure that portfolio holdings disclosure policy addresses Regulation Fair Disclosure (“Reg FD”) responsibilities pursuant to the Exemptive Application. Please include a brief summary of Reg FD in the registration statement, and also disclose that the Fund and persons acting on its behalf are required to comply with Reg FD as if it applied to them.

	Response:	We confirm that the Trust’s portfolio holdings disclosure policy addresses Reg FD responsibilities pursuant to the Exemptive Application. We also have revised the disclosure in the SAI under the section entitled “Disclosure of Portfolio Holdings—Portfolio Holdings Policy” to include the requested changes.

18.	Comment:	Please add language to the beginning of the “Non-Principal Investment Strategies” section indicating that the Fund’s investments are limited to certain permissible investments as set forth in the Exemptive Application.

	Response:	We have replaced the first paragraph of that section pursuant to the Staff’s request with the following language:

As noted above, the Fund operates pursuant to an Order issued by the SEC. Under the terms of the Order, the Fund’s investments are limited to certain investments. Therefore, in addition to the principal investments discussed above, the Fund also may invest in: other ETFs, exchange-traded notes, exchange-traded preferred stocks, exchange-traded real estate investment trusts, exchange-traded commodity pools, exchange-traded metals trusts, exchange-traded currency trusts and exchange-traded futures contracts that trade synchronously with the Shares. Additionally, the Fund may invest in cash and cash equivalents, including short-term U.S. Treasury securities, repurchase agreements and government money market funds, including affiliated funds that invest exclusively in money market instruments (subject to applicable limitations under the 1940 Act or exemptions therefrom). The Fund will not purchase any securities that are considered illiquid investments (as defined in Rule 22e-4(a)(8) under the 1940) at the time of purchase, nor will the Fund invest in “penny stocks” (as defined in Rule 3a51-1 under the Securities Exchange Act of 1934).

19.	Comment:	Please disclose in the “Management of the Fund” section or other appropriate section of the prospectus the board review thresholds described in the Exemptive Application.

	Response:	The Fund notes that such information already is set forth in the section “Additional Information Concerning the Trust—Continued Monitoring” in the Fund’s SAI. The Fund respectfully declines to also include this disclosure regarding Board oversight in the prospectus.

U.S. Securities and Exchange Commission

Mr. Alberto Zapata

November 30, 2020

20.	Comment:	Given that the Exemptive Application states that 100% of the value of the Fund’s investments will be liquid and listed on an exchange (or (i) with respect to exchange-traded futures, a U.S. futures exchange, or (ii) with respect to foreign common stocks, a foreign exchange), please revise the “Net Asset Value” section to reflect these limitations.

	Response:	The section has been revised pursuant to the Staff’s request. The revised language is as follows:

The Bank of New York Mellon (“BNYM”) calculates the Fund’s NAV twice per day: at the Intra-Day NAV (12:00 p.m., Eastern Time) and at the End of Day NAV (i.e., at the close of regular trading every day the Exchange is open, which normally is 4:00 p.m., Eastern time). ~~U.S. fixed-income assets may be valued as of the announced closing time for trading in fixed-income instruments on any day that the Securities Industry and Financial Markets Association announces an early closing time.~~ The Fund’s NAV will be calculated and disseminated, at the times stated above, on each day that the NYSE is open. NAV is calculated by deducting all of the Fund’s liabilities from the total value of its assets and dividing the result by the number of Shares outstanding, rounding to the nearest cent. Generally, the portfolio securities are recorded in the NAV no later than the trade date plus one day. All valuations are subject to review by the Trust’s Board or its delegate.

In determining NAV, expenses are accrued and applied daily and securities and other assets for which market quotations are readily available are valued at market value. Securities listed or traded on an exchange (except convertible securities) generally are valued at the last sales price or official closing price that day as of the close of the exchange where the security is primarily traded. Investment companies are valued using such company’s NAV per share, unless the shares are exchange-traded, in which case they will be valued at the last sale or official closing price on the exchanges on which they primarily trade. Deposits, other obligations of U.S. and non-U.S. banks and financial institutions, and cash equivalents are valued at their daily account value. ~~Debt obligations (including convertible securities) and securities not listed on an exchange normally are valued on the basis of prices provided by independent pricing services. Pricing services generally value debt securities assuming orderly transactions of institutional round lot size, but the Fund may hold or transact in the same securities in smaller, odd lot sizes. Odd lots often trade at lower prices than institutional round lots.~~ Futures contracts are valued at the final settlement price set by an exchange on which they are principally traded. For purposes of determining NAV per Share, futures generally are valued 15 minutes after the close of the customary trading session of the NYSE.

~~Certain securities may not be listed on an exchange; typically, those securities are bought and sold by institutional investors in individually negotiated private transactions. Such securities, as well as listed Securities whose market price is not readily available will be valued using pricing provided from independent pricing services or by another method that the Adviser or Sub-Adviser (as applicable), in its judgment, believes will better reflect the security’s fair value in accordance with the Trust’s valuation policies and procedures approved by the Board.~~

U.S. Securities and Exchange Commission

Mr. Alberto Zapata

November 30, 2020

At times, exchange-traded securities may not have a readily available market price. Also, even when market quotations are available for portfolio securities, they may be ~~stale or~~ unreliable because ~~the security is not traded frequently, or~~ issuer-specific events occurred after the security ceased trading. Events that may cause the last market quotation to be unreliable include a merger or insolvency, events which affect a geographical area or an industry segment, such as political events or natural disasters, or market events, such as a significant movement in the U.S. market. Where market quotations are not readily available, including where the Adviser or Sub-Adviser (as applicable) determines that the closing price of the security is unreliable, such securities will be valued using pricing provided from independent pricing services or by another method that the Adviser or Sub-Adviser (as applicable), in its judgment, believes will better reflect the security’s fair value in accordance with the Trust’s valuation policies and ~~the Adviser and Sub-Adviser (as applicable) will value the security at fair value in good faith using~~ procedures approved by the Board. Fair value pricing involves subjective judgments and it is possible that a fair value determination for a security is materially different than the value that could be realized upon the sale of the security.

21.	Comment:	Please include specific disclosure in the prospectus and the SAI to the extent the Fund is a licensee of certain proprietary information in connection with its operation as an ANT. Include that in the SAI as well.

	Response:	As noted in response to comment no. 8, the Fund is seeking to operate under Invesco’s own proprietary model for portfolio non-transparency. It is not seeking to rely on a license granted from another unaffiliated entity. Therefore, the licensing disclosure requested by the Staff is inapplicable to the Fund.

22.	Comment:	Please include disclosure in the prospectus stating that additional information about the Fund is available for investors on the Fund’s website, as required by Rule 6c-11 under the 1940 Act.

	Response:	We have revised the disclosure in the section “Fund Metrics and Related Information” pursuant to the Staff’s request. The following language has been added to the end of that section:

Recent information, including information on the Fund’s NAV, market price, premiums and discounts, and bid-ask spreads, also is available online at www.invesco.com/ETFs. The Fund also discloses its full portfolio holdings, including the name, identifier, market value and weight of each security and instrument in the portfolio, on its website on a quarterly basis with a 30-day lag.

U.S. Securities and Exchange Commission

Mr. Alberto Zapata

November 30, 2020

Statement of Additional Information

23.	Comment:	In the SAI section entitled “General Description of the Trust and the Fund,” please note (if applicable) that the Fund is a licensee.

	Response:	As noted in response to prior comments, the Fund is seeking to operate under Invesco’s own proprietary model and will not rely on a license granted from an unaffiliated entity.

24.	Comment:	Please state supplementally whether the Fund will file or has filed an application pursuant to Rule 19b-4 under the Securities Exchange Act of 1934 (a “19b-4 application”).

	Response:	The Fund intends to list on a stock exchange pursuant to a 19b-4 application filed with the SEC by the listing exchange.

25.	Comment:	In the SAI section entitled “Investment Strategies,” please add disclosure indicating that the Fund’s investments are limited to investments permitted by the Exemptive Application and describe those limits in detail.

	Response:	We have made the requested change by adding the requested disclosure to the beginning of that SAI section.

26.	Comment:	In the SAI subsection entitled “Investment Restrictions,” please revise restriction no. 2, given that the Exemptive Application prohibits the Fund from borrowing.

	Response:	We respectfully decline to revise the investment restriction. As discussed above in response to comment no. 15, the wording of the investment restriction does not contradict the terms of the Exemptive Application. The restriction states that the Fund may borrow money only to the extent permitted by “an exemption or other relief applicable to the Fund from the provisions of the 1940 Act.” The Fund’s existing disclosure with respect to its ability to borrow is thus consistent with the terms of the Exemptive Application. However, we have added disclosure to the SAI to clarify that, notwithstanding the fundamental investment limitation, the Fund’s investments and operations are limited by the requirements of the Exemptive Application.

27.	Comment:	In the SAI subsection entitled “Investment Restrictions,” restriction no. 4 pertaining to loans states that the Fund may not make loans to other persons, “except through (i) the purchase of debt securities permissible under the Fund’s investment policies, (ii) repurchase agreements or (iii) the lending of portfolio securities, provided that no such loan of portfolio securities may be made by the Fund if, as a result, the aggregate of such loans would exceed 33 1/3% of the value of the Fund’s total assets.” Please revise this restriction, given that the Exemptive Application prohibits the Fund from investing in the types of securities listed in this restriction, except for repurchase agreements.

U.S. Securities and Exchange Commission

Mr. Alberto Zapata

November 30, 2020

	Response:	We respectfully decline to revise the investment restriction. Pursuant to the requirements of the 1940 Act, the Fund has adopted a fundamental policy with respect to making loans. While the Exemptive Application also imposes further restrictions on loans, the Exemptive Application does not require that such restrictions also be deemed fundamental. Therefore, the Fund has chosen not to combine the separate policies required by the 1940 Act and by the Exemptive Application. Additionally, as presently drafted, fundamental restriction no. 4 does not contradict the prohibition contained in the Exemptive Application. The restriction states that the Fund may make loans to other persons through the purchase of debt securities permissible under the Fund’s investment policies. Fundamental restriction no. 4 therefore conditions the Fund’s ability to purchase debt instructions on the investment policies of the Fund, which are controlled by the terms of the Exemptive Application. In other words, the Exemptive Application is not superseded by this investment restriction. However, as noted in response to comment no. 26, we have added disclosure to the SAI to clarify that, notwithstanding the fundamental investment limitations, the Fund’s investments and operations are limited by the requirements of the Exemptive Application.

28.	Comment:	In the subsection entitled “Investment Restrictions,” restriction no. 5 states that the Fund may not purchase or sell commodities unless they are acquired as a result of ownership of securities or other instruments, but that “this shall not prevent the Fund from purchasing or selling options, futures contracts or other derivative instruments...”. Please delete the references to options, since the Exemptive Application restricts the Fund from investing in such instruments. Also, please clarify the disclosure to state that the Fund may only invest in U.S. exchange-traded futures contracts.

	Response:	We respectfully decline to revise the investment restriction. Pursuant to the requirements of the 1940 Act, the Fund has adopted a fundamental policy with respect to purchasing or selling commodities. While the Exemptive Application also imposes further restrictions on such investments, the Exemptive Application does not require that its restrictions also be deemed fundamental. Therefore, the Fund has chosen not to combine the separate policies required by the 1940 Act and by the Exemptive Application. Moreover, as presently drafted, the fundamental policy does not contradict the limitations imposed by the Exemptive Application. While the fundamental policy permits the Fund to purchase options, it does not preclude other restrictions from being imposed on the Fund’s ability to purchase options. In other words, the Exemptive Application is not superseded by this investment restriction. Nevertheless, as noted in response to comment no. 26, we have added disclosure to the SAI to clarify that, notwithstanding the fundamental investment limitations, the Fund’s investments and operations are limited by the requirements of the Exemptive Application.

U.S. Securities and Exchange Commission

Mr. Alberto Zapata

November 30, 2020

29.	Comment:	In the subsection entitled “Investment Restrictions,” please add language to the disclosure addressing non-fundamental investment restrictions stating that the Fund cannot engage in such policies because of the requirements of the Exemptive Application, and that such policies cannot be changed (with or without a shareholder vote) because doing so would be in contravention of the conditions of the exemptive relief.

	Response:	We have made the requested change to the disclosure.

30.	Comment:	Please clarify the disclosure in the subsection entitled “Real Estate Investment Trusts” in the “Investment Policies and Risks” section by stating that the real estate investment trusts discussed in this section are exchange-traded only.

	Response:	The disclosure has been clarified pursuant to the Staff’s request.

31.	Comment:	Please revise the disclosure in the section “Taxes—Undistributed Capital Gains” using plain English.

	Response:	The disclosure has been revised pursuant to the Staff’s request. It now reads as follows:

The Fund may retain or distribute to shareholders its net capital gain for each taxable year. The Fund currently intends to distribute net capital gains; however, if the Fund elects to retain its net capital gain, the Fund will be subject to a corporate income tax rate on the amount of capital gains that it retained ~~taxed thereon~~ (except to the extent of any available capital loss carryovers) ~~at the corporate income tax rate~~. If the Fund elects to retain its net capital gain, it is expected that the Fund ~~also will elect to have shareholders treated as if each received a distribution of its pro rata share of such gain, with the result that each shareholder will be required to report its pro rata share of such gain on its tax return as long-term capital gain, will receive a refundable tax credit for its pro rata share of tax paid by the Fund on the gain and will increase the tax basis for its Shares by an amount equal to the deemed distribution less the tax credit.~~ will designate such retained amounts as undistributed capital gains in a notice to its shareholders, who (a) will be required to include in income for U.S. federal income tax purposes, as long-term capital gains, their proportionate shares of the undistributed amount, (b) will be entitled to credit their proportionate shares of the tax paid by the Fund on the undistributed amount against their U.S. federal income tax liabilities, if any, and to claim refunds to the extent their credits exceed their liabilities, if any, and (c) will be entitled to increase their tax basis, for U.S. federal income tax purposes, in their shares by an amount equal to the excess of the amount in clause (a) over the amount in clause (b).

U.S. Securities and Exchange Commission

Mr. Alberto Zapata

November 30, 2020

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We believe that this information responds to all of your comments. Should you have any questions regarding these matters, please call me at (630) 684-6724 or Mark Greer at (312) 964-3505.

Sincerely,

/s/ Adam Henkel
Adam Henkel
Secretary of the Trust
Head of Legal of the Adviser

cc:	Mark Greer, Esq.

Eric Purple, Esq.

Alan Goldberg, Esq.